

Mail Stop 3030

April 6, 2016

<u>Via E-mail</u>
Mr. Mr. Jonathan Chou
Interim Chief Executive Officer
Kulicke and Soffa Industries, Inc.
23A Serangoon North, Avenue 5
#01-01 K&S Corporate Headquarters
Singapore 554369

   Re: Kulicke and Soffa Industries, Inc.
     Form 10-K for the Fiscal Year Ended October 3, 2015
     Filed November 18, 2015
     File No. 000-00121

Dear Mr. Chou:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin J. Kuhar

        Kevin J. Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery